FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2021

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated June 3, 2021;

PRESS RELEASE

For immediate release

Quebecor Media Announces Notice of Redemption for All of its
6⅝% Senior Notes due January 15, 2023

Montreal, June 3, 2021 – Quebecor Media Inc. (“Quebecor Media”) today announced that it has issued a notice of redemption for all of its outstanding 6⅝% Senior Notes due January 15, 2023 (the “Notes”). A notice of redemption (the “Redemption Notice”) pursuant to the terms of the indenture governing the Notes (the “Indenture”) is being distributed by Computershare Trust Company of Canada, the trustee under the Indenture. As set forth in the Redemption Notice, the redemption date is July 3, 2021, and the redemption price will be calculated on July 2, 2021. Quebecor Media will disclose the redemption price by press release on July 2, 2021.

Payment of the redemption price and surrender of the Notes for redemption will be made through the facilities of CDS Clearing and Depository Services Inc. in accordance with the applicable procedures of CDS Clearing and Depository Services Inc. on July 5, 2021.

Questions regarding this redemption should be directed to Computershare Trust Company of Canada, by telephone at 1-800-564-6253.

This announcement does not constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. The securities mentioned herein have not been and will not be qualified for sale to the public under applicable Canadian securities laws and, accordingly, any offer and sale of the securities in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws.

About Quebecor Media

Quebecor Media, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor Media’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services. Quebecor Media is a wholly-owned subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), which is headquartered in Québec and employs more than 10,000 people in Canada. A family business founded in 1950, Quebecor Inc. is strongly committed to the community. Every year, it actively supports more than 400 organizations working in the vital fields of culture, health, education, the environment and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: twitter.com/Quebecor

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements based on current expectations. By their nature, forward-looking statements require us to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from those set forth in the forward-looking statements.

For more information, please contact

Hugues Simard
Chief Financial Officer
Quebecor Inc. and Quebecor Media Inc.
Email: hugues.simard@quebecor.com
Telephone: 514 380-7414

For media only :

Email: medias@quebecor.com

Telephone: 514 380-4572

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Sophie Riendeau
By:	Sophie Riendeau
Corporate Secretary

Date:June 15, 2021